UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



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                                                   SEC FILE NUMBER
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                                                   CUSIP NUMBER   86606R107
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(CHECK ONE):  |_| Form 10-K Form 20-F Form 11-K |X| Form 10-Q Form N-SAR


For Period Ended: September 30, 2007
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HERIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                          Summit Global Logistics, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable

                              One Meadowlands Plaza
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            Address of Principal Executive Office (STREET AND NUMBER)

                        East Rutherford, New Jersey 07073
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                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     X(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form

     N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Summit Global Logistics, Inc. (the "Company") is in the process of preparing and reviewing the report on Form 10-Q for the quarter ended September 30, 2007, and the Form 10-Q could not be completed on or before the November 14, 2007 prescribed due date because the Company did not have sufficient information to complete the form. Management has no reason to believe that the report will not be completed within the extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Paul Shahbazian            (201)              806-3700 ext.213
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         (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


See Schedule A attached hereto.

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                          Summit Global Logistics, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     November 14, 2007                 By /s/ Paul Shahbazian
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                                           Name:  Paul Shahbazian
                                           Title:  Chief Financial Officer

                                   SCHEDULE A

In November 2006, the Company acquired Maritime Logistics US Holdings Inc. ("Maritime Logistics") by merging the Company's wholly owned subsidiary into Maritime Logistics (we refer to this acquisition as the merger). As a result of the merger, Maritime Logistics became a wholly-owned subsidiary of the Company, and the Company subsequently changed its name to Summit Global Logistics, Inc. Prior to the merger, the Company did not have any meaningful business operations. Maritime Logistics was established on February 6, 2006 as an ocean transportation intermediary logistics company. During 2006, on or about the effective time of the merger, Maritime Logistics completed several acquisitions. The merger was accounted for as a reverse acquisition whereby Maritime Logistics was deemed to be the "accounting acquirer." The consolidated results of operations of the Company for 2006 include the consolidated financial statements of Maritime Logistics from its inception in February 2006 through December 31, 2006, combined with the 2006 results of operations of the other acquired businesses prior to their acquisition.


The Company's anticipates that its consolidated net loss for the three months ended September 30, 2007 will be approximately $7.7 million, compared with a net loss of $0.2 million for the three months ended September 30, 2006. The Company's results of operations for the three months ended September 30, 2006 do not include the results of operations of the companies acquired November 8, 2006. As a result, the company believes that it would be more meaningful to compare the three months ended September 30, 2007 with the pro forma combined results of operation of the Company for the three months ended September 30, 2006, as if the merger and acquisitions had occurred as of January 1, 2006. For the three months ended September 30, 2006, the Company, on a pro forma basis, had pro forma net income of $2.1 million. The $9.8 million decrease in the Company's results of operations was due primarily to an increase in cost of sales of $39.7 million or 82% from $48.2 million to $87.9 million, which was associated with the increase in revenues. There was also an increase in SG&A of $6.2 million, depreciation and amortization of $.8 million, interest of $5.2 million and registration rights expense of $3.9 million. The increase in expenses and cost of sales was partially offset by increased revenues of $42 million and a tax benefit of $5.8 million. Revenue growth was driven primarily by (i) $24.7 million in revenue from SeaMaster, our Asian operation which commenced in earnest in April, 2007 and (ii)a $17.3 million increase in revenue related to an increase in containerized cargo freight management movement in the three months ended September 30, 2007.